UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    January 31, 2012

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, January 31, 2012 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that, on January 30, 2012 (Eastern Daylight Time) SMFG submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at SMFG’s website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(Attachment)

(Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of Sumitomo Mitsui Financial Group, Inc.’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on January 30, 2012. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of Sumitomo Mitsui Financial Group, Inc.’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”,” intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Reference) Consolidated Financial Statements (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31, 2011	At September 30, 2011

Assets:
Cash and deposits with banks	¥9,436,358	¥6,983,407
Call loans and bills bought	862,667	994,817
Reverse repurchase agreements and cash collateral on securities borrowed	5,051,053	4,143,536
Trading assets	3,315,153	4,556,934
Derivative financial instruments	4,975,973	5,738,851
Financial assets at fair value through profit or loss	2,132,348	2,147,530
Investment securities	34,662,106	29,576,690
Loans and advances	71,020,329	72,586,614
Investments in associates and joint ventures	201,135	176,527
Property, plant and equipment	1,039,483	1,020,484
Intangible assets	769,677	763,364
Other assets	1,924,070	2,384,223
Current tax assets	53,708	14,264
Deferred tax assets	1,026,867	900,985

Total assets	¥136,470,927	¥131,988,226

Liabilities:
Deposits	¥90,469,098	¥90,278,186
Call money and bills sold	2,629,407	1,605,705
Repurchase agreements and cash collateral on securities lent	6,439,598	3,541,963
Trading liabilities	1,623,918	1,782,407
Derivative financial instruments	4,725,261	5,300,367
Borrowings	12,548,358	11,664,961
Debt securities in issue	5,890,388	5,762,864
Provisions	96,353	80,753
Other liabilities	4,422,166	4,467,580
Current tax liabilities	49,448	47,323
Deferred tax liabilities	25,727	26,985

Total liabilities	128,919,722	124,559,094

Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	1,081,556	862,692
Retained earnings	1,974,069	2,149,809
Other reserves	280,783	195,017
Treasury stock	(171,761)	(124,562)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,502,543	5,420,852
Non-controlling interests	2,048,662	2,008,280

Total equity	7,551,205	7,429,132

Total equity and liabilities	¥136,470,927	¥131,988,226

Consolidated Income Statement (Unaudited)

	(In millions, except per share data)

	For the six months ended September 30,
	2010	2011

Interest income	¥864,731	¥850,230
Interest expense	158,034	154,442

Net interest income	706,697	695,788

Fee and commission income	386,633	422,682
Fee and commission expense	71,000	71,212

Net fee and commission income	315,633	351,470

Net trading income	262,931	142,589
Net income from financial assets at fair value through profit or loss	9,689	22,947
Net investment income	184,915	160,745
Other income	101,957	94,156

Total operating income	1,581,822	1,467,695

Impairment charges on financial assets	138,506	132,094

Net operating income	1,443,316	1,335,601

General and administrative expenses	625,103	670,010
Other expenses	96,800	89,760

Operating expenses	721,903	759,770

Share of post-tax profit (loss) of associates and joint ventures	1,491	(38,332)

Profit before tax	722,904	537,499

Income tax expense	270,479	215,678

Net profit	¥452,425	¥321,821

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥390,732	¥261,221
Non-controlling interests	61,693	60,600

Earnings per share:
Basic	¥277.48	¥187.36
Diluted	277.36	187.34

Consolidated Statement of Comprehensive Income (Unaudited)

	(In millions)

	For the six months ended September 30,

	2010	2011

Net profit	¥452,425	¥321,821

Other comprehensive income:
Available-for-sale financial assets:
Losses arising during the period, before tax	(244,386)	(71,555)
Reclassification adjustments for gains included in net profit, before tax	(80,632)	(896)
Exchange differences on translating foreign operations:
Losses arising during the period, before tax	(101,896)	(85,357)
Reclassification adjustments for losses included in net profit, before tax	377	1,369
Share of other comprehensive loss of associates and joint ventures	(2,314)	(1,564)
Income tax relating to components of other comprehensive income	142,475	42,483

Other comprehensive loss, net of tax	(286,376)	(115,520)

Total comprehensive income	¥166,049	¥206,301

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥142,270	¥174,955
Non-controlling interests	23,779	31,346